UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 2)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES EXCHANGE ACT OF 1934

Emeren Group Ltd

(Name of the Issuer)

Emeren Group Ltd

Shurya Vitra Ltd.

Emeren Holdings Ltd.

Shah Capital Management, Inc.
Shah Capital Opportunity Fund LP

Himanshu H. Shah

Ke Chen

Enrico Bocchi

(Names of Persons Filing Statement)

American Depositary Shares, each representing 10 shares, no par value per share

(Title of Class of Securities)

Emeren Group Ltd 149 Water Street, Suite 302 Norwalk, Connecticut, USA +1 925-425-7335 Attn: Linda Qi	Shurya Vitra Ltd. Emeren Holdings Ltd. Himanshu H. Shah 2301 Sugar Bush Road, Suite 510 Raleigh, NC 27612, USA (919) 719-6360 Attn: Himanshu H. Shah

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Morrison & Foerster 33/F Edinburgh Tower, The Landmark, 15 Queen’s Road Central Hong Kong, China +852 2585 0888 Attn: Xiaoxi Lin	DLA Piper LLP (US) 701 Fifth Avenue, Suite 6900 Seattle, WA 98104, USA (206) 839-4845 Attn: Andrew Ledbetter; Kevin Criddle

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13E-3. Any representation to the contrary is a criminal offense.

Introduction

This Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”):

(a)	Emeren Group Ltd, a BVI business company (the “Company”);
(b)	Shurya Vitra Ltd., a BVI business company (“Parent”);
(c)	Emeren Holdings Ltd., a BVI business company (“Merger Sub”);
(d)	Shah Capital Management, Inc. (“Shah Capital Management”);
(e)	Shah Capital Opportunity Fund LP (“Shah Capital”);
(f)	Himanshu H. Shah, a U.S. citizen (“Mr. Shah”);
(g)	Ke Chen, a U.S. citizen (“Mr. Chen”); and
(h)	Enrico Bocchi, an Italian citizen (“Mr. Bocchi”).

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of June 18, 2025 (as amended, and including all exhibits and schedules thereto, the “Merger Agreement”), by and among the Company, Parent and Merger Sub, pursuant to which, subject to the terms and conditions set forth therein and among other things, Merger Sub will be merged with and into the Company with the Company surviving such merger as a wholly owned subsidiary of Parent (the “Merger”). Parent and Merger Sub are affiliates of Mr. Shah, Shah Capital Management and Shah Capital.

Concurrently with the execution of the Merger Agreement, Mr. Chen, the Company’s Chief Financial Officer, and Mr. Bocchi, the Company’s Executive Vice President, Europe (together with Shah Capital, the “Rollover Holders,” and collectively with Parent, Merger Sub, Shah Capital Management and Mr. Shah, the “Buyer Group Parties”) entered into a rollover and support agreement with Parent, which was amended to clarify that Shah Capital is a Rollover Holder on September 2, 2025 (as amended, the “Rollover Agreement”). Pursuant to the Rollover Agreement, the Rollover Holders have agreed, among other things, to vote their shares in favor of the adoption of the Merger Agreement and the approval of the Merger and to the cancellation of their shares in exchange for newly issued shares of Parent.

If the Merger is completed, subject to the terms set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each ordinary share of the Company (collectively, the “Company Ordinary Shares”) that is issued and outstanding as of immediately prior to the Effective Time (other than Company Ordinary Shares held by the Company as treasury shares or owned by Parent, Merger Sub or any other affiliate thereof (the “Cancelled Shares”), any Company Ordinary Shares as to which appraisal rights have been properly exercised in accordance with Section 179 of the BVI Business Companies Act, as amended (the “BVI Companies Act”) (the “Dissenting Shares”), and any Company Ordinary Shares held by any Rollover Holder (the “Rollover Shares,” and together with the Cancelled Shares and the Dissenting Shares, the “Excluded Shares”)) will be automatically cancelled and converted into the right to receive cash in an amount equal to US$0.20, without interest thereon and subject to all applicable withholding (the “Per Share Merger Consideration”). Each American Depositary Share (“ADS”), representing ten Company Ordinary Shares, that is issued and outstanding as of immediately prior to the Effective Time (other than any ADSs representing Excluded Shares), will then represent the right to receive cash in an amount equal to US$2.00 per ADS, without interest (the “Per ADS Merger Consideration,” and together with the Per Share Merger Consideration, the “Merger Consideration”) less a US$0.05 per ADS cancellation fee pursuant to the terms of the deposit agreement and subject to all applicable withholding. The Cancelled Shares and the Rollover Shares will be cancelled for no consideration. The Dissenting Shares will be cancelled for their agreed or appraised fair value. Following the completion of the Merger, the Company Ordinary Shares and ADSs of the Company will no longer be publicly traded, and holders of such shares and ADSs that have been converted into the right to receive the Per Share Merger Consideration or Per ADS Merger Consideration, as the case may be, will cease to have any ownership interest in the Company.

On July 3, 2025, Rahul Garg and Ritu Khurana, Kunal Shah and Shalin Y. Shah (collectively, the “Supporting Holders”) executed and delivered to Parent a support agreement (the “Support Agreement”), pursuant to which the Supporting Holders have agreed to vote their shares in favor of the adoption of the Merger Agreement and the approval of the Merger. The holdings of the Supporting Holders and the Buyer Group Parties collectively represent approximately 39.6% of the outstanding voting power of the Company as of the date of this Transaction Statement.

A special committee (the “Special Committee”) of the board of directors of the Company (the “Board”), composed solely of three independent directors of the Company who are unaffiliated with the Buyer Group Parties, the Company or any of the management members of the Company, Mr. Martin Bloom, Mr. Ramnath Iyer, and Mr. Ramakrishnan (Ramki) Srinivasan, has reviewed and considered the terms and conditions of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger (the “Transactions”). The Special Committee unanimously (a) determined that the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, is fair to, and in the best interests of, the Company and its shareholders and ADS holders excluding the Buyer Group Parties or affiliates (the “Unaffiliated Company Holders”) and declared it advisable to enter into the Merger Agreement, (b) approved the execution, delivery and performance by the Company of the Merger Agreement, and (c) recommended that the Board direct that the authorization and approval of the Merger Agreement and the Transactions be submitted to a vote at a general meeting of the shareholders of the Company with the recommendation of the Board that the shareholders of the Company authorize and approve by way of a shareholders resolution the Merger Agreement and the Transactions.

The Board, with Mr. Shah recused from the deliberations and approval, unanimously (a) determined that the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, is fair to, and in the best interests of, the Company and its shareholders (including the Unaffiliated Company Holders), (b) approved the execution, delivery and performance by the Company of the Merger Agreement, and (c) directed that the authorization and approval of the Merger Agreement and the Transactions be submitted to a vote at a general meeting of the shareholders of the Company with the recommendation of the Board that the shareholders of the Company authorize and approve by way of a shareholders resolution the Merger Agreement and the Transactions.

The approval of the proposal to adopt the Merger Agreement, which we refer to as the “Merger Agreement Proposal,” requires the affirmative vote of a majority of the outstanding Company Ordinary Shares entitled to vote thereon which were present in person or represented by proxy at the general meeting of the shareholders of the Company (the “Shareholders Meeting”).

Concurrently with the filing of this Transaction Statement, the Company is filing with the SEC a proxy statement (as amended, the “Proxy Statement”) under Regulation 14A of the Exchange Act, pursuant to which the Board is soliciting proxies from shareholders of the Company in connection with the Merger. The Proxy Statement is attached hereto as Exhibit (a)(1). A copy of the Merger Agreement is attached to the Proxy Statement as Annex A and the amendment to the Merger Agreement is attached to the Proxy Statement as Annex B and each are incorporated herein by reference. Terms used but not defined in this Transaction Statement have the meanings assigned to them in the Proxy Statement.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3.

While each of the Filing Persons acknowledges that the Merger is a going private transaction for purposes of Rule 13E-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any of the Filing Persons and/or their respective affiliates.

The information concerning the Company contained in, or incorporated by reference into, this Transaction Statement and the Proxy Statement was supplied by the Company. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into, this Transaction Statement and the Proxy Statement was supplied by such Filing Person.

Item 1.	Summary Term Sheet

Regulation M-A Item 1001

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Shareholders Meeting and the Merger”

Item 2.	Subject Company Information

Regulation M-A Item 1002

(a) Name and address. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Parties to the Merger—The Company”

(b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Shareholders Meeting and the Merger”

“The Shareholders Meeting—Record Date and Quorum”

“Other Important Information Regarding the Company”

(c) Trading market and price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Other Important Information Regarding the Company—Market Price of the Company’s Shares and ADSs, Dividends and Other Matters”

(d) Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Other Important Information Regarding the Company—Market Price of the Company’s Shares and ADSs, Dividends and Other Matters”

(e) Prior public offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Other Important Information Regarding the Company—Prior Public Offerings”

(f) Prior stock purchases. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Other Important Information Regarding the Company—Certain Transactions in the Company Ordinary Shares and ADSs”

Item 3.	Identity and Background of Filing Person

Regulation M-A Item 1003(a) through (c)

(a) – (b) Name and Address of Each Filing Person; Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Parties to the Merger”

“Parties to the Merger”

“Other Important Information Regarding the Company—Directors and Executive Officers of the Company”

“Other Important Information Regarding the Buyer Group Parties”

“Where You Can Find More Information”

(c) Business and Background of Natural Persons.

“Other Important Information Regarding the Company—Directors and Executive Officers of the Company”

“Other Important Information Regarding the Buyer Group Parties”

Item 4.	Terms of the Transaction

Regulation M-A Item 1004(a) and (c) through (f)

(a) Material terms.

(1)	Tender offer. Not applicable.

(2)	(i) – (vii) Merger or Similar Transactions.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Shareholders Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Purposes and Reasons of the Company for the Merger; Recommendation of the Board”

“Special Factors—Position of the Buyer Group Parties as to the Fairness of the Merger; Purposes and Reasons of the Buyer Group Parties for the Merger”

“Special Factors—Opinions of the Financial Advisor to the Special Committee”

“Special Factors—Certain Unaudited Prospective Financial Information”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of the Executive Officers and Non-Employee Directors of the Company in the Merger”

“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

“Special Factors—Effective Time of the Merger”

“Special Factors—Payment of Per Share Merger Consideration and Per ADS Merger Consideration”

“Special Factors—Accounting Treatment”

“The Rollover Agreement”

“The Support Agreement”

“The Shareholders Meeting—Vote Required”

Annex A: Agreement and Plan of Merger

(c) Different terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Shareholders Meeting and the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of the Executive Officers and Non-Employee Directors of the Company in the Merger”

“The Rollover Agreement”

“The Support Agreement”

Annex A: Agreement and Plan of Merger

Annex F: Rollover Agreement

Annex H: Support Agreement

(d) Appraisal rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Shareholders Meeting and the Merger—Am I entitled to dissenters’ rights?”

“Special Factors—Appraisal Rights”

(e) Provisions for unaffiliated security holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors—Purposes and Reasons of the Company for the Merger; Recommendation of the Board”

“Special Factors—Provisions for Unaffiliated Shareholders and Unaffiliated ADS Holders”

(f) Eligibility for listing or trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

Regulation M-A Item 1005(a) through (c) and (e)

(a) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of the Executive Officers and Non-Employee Directors of the Company in the Merger”

“Special Factors—Financing of the Merger”

“The Merger Agreement and Plan of Merger”

“The Rollover Agreement”

“The Support Agreement”

“Other Important Information Regarding the Company—Certain Transactions in the Company Ordinary Shares and ADSs”

Annex A: Agreement and Plan of Merger

Annex E: Rollover Agreement

Annex H: Support Agreement

(b) – (c) Significant corporate events; Negotiations or contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Purposes and Reasons of the Company for the Merger; Recommendation of the Board”

“Special Factors—Position of the Buyer Group Parties as to the Fairness of the Merger; Purposes and Reasons of the Buyer Group Parties for the Merger”

“Special Factors—Interests of the Executive Officers and Non-Employee Directors of the Company in the Merger”

“Special Factors—Financing of the Merger”

“The Merger Agreement and Plan of Merger”

“The Rollover Agreement”

“The Support Agreement”

Annex A: Agreement and Plan of Merger

Annex E: Rollover Agreement

Annex H: Support Agreement

(e) Agreements involving the subject company’s securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Shareholders Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Financing of the Merger”

“The Merger Agreement and Plan of Merger”

“The Rollover Agreement”

“The Support Agreement”

“The Shareholders Meeting—Vote Required”

“Other Important Information Regarding the Company—Certain Transactions in the Company Ordinary Shares and ADSs”

Annex A: Agreement and Plan of Merger

Annex E: Rollover Agreement

Annex H: Support Agreement

Item 6.	Purposes of the Transaction and Plans or Proposals

Regulation M-A Item 1006(b) and (c)(1) through (8)

(b) Use of securities acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Effects of the Merger for Parent”

“Special Factors—Certain Effects on the Company if the Merger is Not Completed”

“Special Factors—Financing of the Merger”

“Special Factors—Payment of Per Share Merger Consideration and Per ADS Merger Consideration”

“Special Factors—Interests of the Executive Officers and Non-Employee Directors of the Company in the Merger”

“Other Important Information Regarding the Company—Market Price of the Company’s Shares and ADSs, Dividends and Other Matters”

“Delisting and Deregistration of Ordinary Shares and ADSs”

Annex A: Agreement and Plan of Merger

(c) (1) – (8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Shareholders Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Purposes and Reasons of the Company for the Merger; Recommendation of the Board”

“Special Factors—Position of the Buyer Group Parties as to the Fairness of the Merger; Purposes and Reasons of the Buyer Group Parties for the Merger”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Effects of the Merger for Parent”

“Special Factors—Certain Effects on the Company if the Merger is Not Completed”

“Special Factors—Interests of the Executive Officers and Non-Employee Directors of the Company in the Merger”

“Special Factors—Financing of the Merger”

“The Rollover Agreement”

“The Support Agreement”

“Other Important Information Regarding the Company—Market Price of the Company’s Shares and ADSs, Dividends and Other Matters”

“Other Important Information Regarding the Company—Directors and Executive Officers of the Company”

“Delisting and Deregistration of Ordinary Shares and ADSs”

Annex A: Agreement and Plan of Merger

Annex E: Rollover Agreement

Annex H: Support Agreement

Item 7.	Purposes, Alternatives, Reasons and Effects

Regulation M-A Item 1013

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Shareholders Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors— Purposes and Reasons of the Company for the Merger; Recommendation of the Board”

“Special Factors—Position of the Buyer Group Parties as to the Fairness of the Merger; Purposes and Reasons of the Buyer Group Parties for the Merger”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Certain Effects of the Merger”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Purposes and Reasons of the Company for the Merger; Recommendation of the Board”

“Special Factors—Position of the Buyer Group Parties as to the Fairness of the Merger; Purposes and Reasons of the Buyer Group Parties for the Merger”

“Special Factors—Opinions of the Financial Advisor to the Special Committee”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Purposes and Reasons of the Company for the Merger; Recommendation of the Board”

“Special Factors—Position of the Buyer Group Parties as to the Fairness of the Merger; Purposes and Reasons of the Buyer Group Parties for the Merger”

“Special Factors—Opinions of the Financial Advisor to the Special Committee”

“Special Factors—Certain Unaudited Prospective Financial Information”

“Special Factors—Certain Effects of the Merger”

Annex C: Kroll Opinion

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Shareholders Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Purposes and Reasons of the Company for the Merger; Recommendation of the Board”

“Special Factors—Position of the Buyer Group Parties as to the Fairness of the Merger; Purposes and Reasons of the Buyer Group Parties for the Merger”

“Special Factors—Opinions of the Financial Advisor to the Special Committee”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Effects of the Merger for Parent”

“Special Factors—Certain Effects on the Company if the Merger is Not Completed”

“Special Factors—Interests of Directors and Executive Officers of the Company in the Merger”

“Special Factors—Appraisal Rights”

“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

“Special Factors—Accounting Treatment”

“Special Factors—Financing of the Merger”

“Special Factors—Fees and Expenses”

“Special Factors—Payment of Per Share Merger Consideration and Per ADS Merger Consideration”

“Other Important Information Regarding the Company—Market Price of the Company’s Shares and ADSs, Dividends and Other Matters”

“Delisting and Deregistration of Common Stock”

Annex A: Agreement and Plan of Merger

Annex C: Kroll Opinion

Item 8.	Fairness of the Transaction

Regulation M-A Item 1014

(a) – (b) Fairness; Factors considered in determining fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Shareholders Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Purposes and Reasons of the Company for the Merger; Recommendation of the Board”

“Special Factors—Position of the Buyer Group Parties as to the Fairness of the Merger; Purposes and Reasons of the Buyer Group Parties for the Merger”

“Special Factors—Opinions of the Financial Advisor to the Special Committee”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Executive Officers and Non-Employee Directors of the Company in the Merger”

Annex C: Kroll Opinion

(c) Approval of security holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Shareholders Meeting and the Merger”

“Special Factors—Purposes and Reasons of the Company for the Merger; Recommendation of the Board”

“Special Factors—Position of the Buyer Group Parties as to the Fairness of the Merger; Purposes and Reasons of the Buyer Group Parties for the Merger”

“The Shareholders Meeting”

“The Merger Agreement Proposal”

Annex A: Agreement and Plan of Merger

(d) Unaffiliated representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Purposes and Reasons of the Company for the Merger; Recommendation of the Board”

“Special Factors—Position of the Buyer Group Parties as to the Fairness of the Merger; Purposes and Reasons of the Buyer Group Parties for the Merger”

“Special Factors—Provisions for Unaffiliated Shareholders and Unaffiliated ADS Holders”

(e) Approval of directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Shareholders Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Purposes and Reasons of the Company for the Merger; Recommendation of the Board”

“Special Factors—Position of the Buyer Group Parties as to the Fairness of the Merger; Purposes and Reasons of the Buyer Group Parties for the Merger”

“Special Factors—Opinions of the Financial Advisor to the Special Committee”

“Special Factors—Interests of the Executive Officers and Non-Employee Directors of the Company in the Merger”

“The Merger Agreement Proposal”

(f) Other offers. Not applicable.

Item 9.	Reports, Opinions, Appraisals and Negotiations

Regulation M-A Item 1015

(a) – (b) Report, opinion or appraisal; Preparer and summary of the report, opinion or appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Shareholders Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Purposes and Reasons of the Company for the Merger; Recommendation of the Board”

“Special Factors—Position of the Buyer Group Parties as to the Fairness of the Merger; Purposes and Reasons of the Buyer Group Parties for the Merger”

“Special Factors—Opinions of the Financial Advisor to the Special Committee”

“Where You Can Find More Information”

Annex C: Kroll Opinion

The discussion Materials and Presentation prepared by Kroll, LLC, operating through its Duff & Phelps opinion practice, for discussion with the Special Committee, dated June 18, 2025 is attached hereto as Exhibit (c)(2), and is incorporated by reference herein.

(c) Availability of documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested shareholder of the Company or representative who has been so designated in writing.

Item 10.	Source and Amounts of Funds or Other Consideration

Regulation M-A Item 1007

(a) – (b), (d) Source of funds; Conditions; Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Financing of the Merger”

(c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Shareholders Meeting and the Merger”

“Special Factors—Certain Effects on the Company if the Merger is Not Completed”

“Special Factors—Fees and Expenses”

“The Merger Agreement and Plan of Merger—Termination”

“The Merger Agreement and Plan of Merger—Termination Fees; Reimbursement of Expenses”

Item 11.	Interest in Securities of the Subject Company

Regulation M-A Item 1008

(a) Securities ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“The Rollover Agreement”

“The Support Agreement”

“Special Factors—Interests of the Executive Officers and Non-Employee Directors of the Company in the Merger”

“Other Important Information Regarding the Company—Security Ownership of Certain Beneficial Owners and Management”

“Other Important Information Regarding the Buyer Group Parties”

Annex E: Rollover Agreement

Annex H: Support Agreement

(b) Securities transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Other Important Information Regarding the Company—Prior Public Offerings”

“Other Important Information Regarding the Company—Certain Transactions in the Company Ordinary Shares and ADSs”

Item 12.	The Solicitation or Recommendation

Regulation M-A Item 1012(d) and (e)

(d) Intent to tender or vote in a going-private transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Shareholders Meeting and the Merger”

“Special Factors—Purposes and Reasons of the Company for the Merger; Recommendation of the Board”

“Special Factors—Position of the Buyer Group Parties as to the Fairness of the Merger; Purposes and Reasons of the Buyer Group Parties for the Merger”

“Special Factors—Interests of the Executive Officers and Non-Employee Directors of the Company in the Merger”

“Special Factors—Intent to Vote in Favor of the Merger”

“The Rollover Agreement”

“The Support Agreement”

“The Shareholders Meeting—Vote Required”

“The Shareholders Meeting—The Rollover Shareholders’ Obligation to Vote in Favor of the Merger”

Annex A: Agreement and Plan of Merger

Annex E: Rollover Agreement

Annex G: Support Agreement

(e) Recommendation of others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Shareholders Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Purposes and Reasons of the Company for the Merger; Recommendation of the Board”

“Special Factors—Position of the Buyer Group Parties as to the Fairness of the Merger; Purposes and Reasons of the Buyer Group Parties for the Merger”

“Special Factors—Intent to Vote in Favor of the Merger”

“The Merger Agreement Proposal”

Item 13.	Financial Information

Regulation M-A Item 1010(a) through (c)

(a) Financial statements. The audited consolidated financial statements of the Company for the fiscal years ended December 31, 2024 and 2023 are incorporated herein by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, as originally filed on March 25, 2025 and amended on March 26, 2025 (see “Item 8—Financial Statements and Supplementary Data” therein) and the unaudited condensed consolidated financial statements of the Company for the quarterly periods ended March 31, 2025 and June 30, 2025, are incorporated herein by reference to the Company’s Quarterly Reports on Form 10-Q for the such periods filed on May 14, 2025 and August 19, 2025, respectively (see “Item 1—Financial Statements” therein).

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Certain Unaudited Prospective Financial Information”

“Special Factors—Certain Effects of the Merger”

“Other Important Information Regarding the Company—Book Value per Share”

“Where You Can Find More Information”

(b) Pro forma information. Not applicable.

(c) Summary information. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Other Important Information Regarding the Company—Summary Financial Information”

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used

Regulation M-A Item 1009

(a) – (b) Solicitations or recommendations; Employees and corporate assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Shareholders Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Purposes and Reasons of the Company for the Merger; Recommendation of the Board”

“Special Factors—Interests of the Executive Officers and Non-Employee Directors of the Company in the Merger”

“Special Factors—Fees and Expenses”

Item 15.	Additional Information

Regulation M-A Item 1011(c)

(c) Other material information. The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16.	Exhibits

Regulation M-A Item 1016(a) through (d), (f) and (g)

(a)(1) Definitive Proxy Statement of Emeren Group Ltd (the “Proxy Statement”) (incorporated herein by reference to the Schedule 14A filed concurrently with the SEC).

(a)(2) Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a)(3) Letter to Shareholders (incorporated herein by reference to the Proxy Statement).

(a)(4) Notice of General Meeting of Shareholders (incorporated herein by reference to the Proxy Statement).

(a)(5) Press Release, dated June 19, 2025 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed June 20, 2025).

(c)(1) Opinion of Kroll, LLC, operating through its Duff & Phelps opinion practice, dated June 18, 2025 (incorporated herein by reference to Annex C to the Proxy Statement).

(c)(2) Discussion Materials and Presentation prepared by Kroll, LLC, operating through its Duff & Phelps opinion practice, for discussion with the Special Committee, dated June 18, 2025.

(d)(1) Agreement and Plan of Merger, dated as of June 18, 2025, by and among the Company, Parent, and Merger Sub (incorporated herein by reference to Annex A of the Proxy Statement).

(d)(2) Amendment to Agreement and Plan of Merger, dated as of September 2, 2025, by and among the Company, Parent, and Merger Sub (incorporated herein by reference to Annex B of the Proxy Statement).

(d)(3) Rollover and Support Agreement, dated as of June 18, 2025, by and among Parent, Mr. Chen, and Mr. Bocchi (incorporated herein by reference to Annex E to the Proxy Statement).

(d)(4) Amendment to Rollover and Support Agreement, dated as of September 2, 2025, by and among Parent, Mr. Chen, and Shah Capital Opportunity Fund LP (incorporated herein by reference to Annex F to the Proxy Statement).

(d)(5) Support Agreement, dated as of July 3, 2025, by and each of Rahul Garg and Ritu Khurana, Kunal Shah and Shalin Y. Shah and Parent (incorporated herein by reference to Annex H to the Proxy Statement).

(f)(1) BVI Business Companies Act, Revised Edition 2020 – Section 179 (incorporated herein by reference to Annex D to the Proxy Statement).

107 Filing Fee Table

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 14, 2025

Emeren Group Ltd

By:	/s/ Ke Chen
	Name:	Ke Chen
	Title:	Chief Financial Officer

Shurya Vitra Ltd.

By:	/s/ Himanshu H. Shah
	Name:	Himanshu H. Shah
	Title:	Director/CEO

Emeren Holdings Ltd.

By:	/s/ Himanshu H. Shah
	Name:	Himanshu H. Shah
	Title:	Director/CEO

Shah Capital Management,Inc.

By:	/s/ Himanshu H. Shah
	Name:	Himanshu H. Shah
	Title:	Director/CEO

Shah Capital Opportunity Fund LP

By:	/s/ Himanshu H. Shah
	Name:	Himanshu H. Shah
	Title:	Director/CEO

Himanshu H. Shah

/s/ Himanshu H. Shah

Ke Chen

/s/ Ke Chen

Enrico Bocchi

/s/ Enrico Bocchi